UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of January 2026.
Commission File Number 33-65728
CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant’s name into English)
El Trovador 4285, Santiago, Chile (562) 2425-2000
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F:_X_ Form 40-F

SQM ANNOUNCES THE COMPLETION OF THE ASSOCIATION AGREEMENT WITH CODELCO

Santiago, Chile – December 27, 2025 - Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) announces the completion of its strategic partnership with Corporación Nacional del Cobre de Chile (“Codelco”) for the development of mining, production, commercial, community, and environmental initiatives in the Salar de Atacama. This partnership has been formalized through the merger by absorption of Codelco’s subsidiary, Minera Tarar SpA, into SQM’s subsidiary, SQM Salar SpA, which has simultaneously changed its corporate name to Nova Andino Litio SpA.

The merger was executed under substantially the same terms outlined in the Partnership Agreement signed on May 31, 2024, previously disclosed and available at https://ir.sqm.com/es/informacion-relacionada-la-negociacion-con-codelco. However, the merger remains subject to a resolutory condition pending the Supreme Court’s decision on an appeal filed by Inversiones TLC SpA (Case No. 52.750-2025) against the ruling of the Santiago Court of Appeals dated November 11, 2025, in administrative litigation Case No. 508-2024, which rejected a claim of illegality related to Exempt Resolution No. 6,441 issued by the CMF on July 15, 2024.

As previously reported, the preferences and economic rights of Series A shares (Codelco) and Series B shares (SQM S.A.), as described in the Partnership Agreement, became effective on January 1, 2025. These rights include the distribution and payment of dividends according to the methodology established in the agreement. SQM and Nova Andino Litio SpA are currently working on determining the dividends to be distributed under this methodology, along with reviewing other accounting effects resulting from the merger. These will be reflected in SQM’s consolidated annual financial statements for 2025 and in Nova Andino Litio SpA’s financial statements.

About SQM
SQM is a global company that is listed on the New York Stock Exchange and the Santiago Stock Exchange (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A). SQM develops and produces diverse products for several industries essential for human progress, such as health, nutrition, renewable energy and technology through innovation and technological development. We aim to maintain our leading world position in the lithium, potassium nitrate, iodine and thermo-solar salts markets.

For further information, contact:

Gerardo Illanes: gerardo.illanes@sqm.com
Isabel Bendeck: isabel.bendeck@sqm.com
Megan Suitor: megan.suitor@sqm.com

Media contacts:

Lithium Division: Ignacia Lopez / ignacia.lopez@sqm.com
Iodine- Plant Nutrition Division: Carolina Guzman / carolina.guzman@sqm.com
International Lithium Divicion: Diana WearingSmith / diana.wearingsmith@sqm.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)
Date: January 12, 2025	/s/ Gerardo Illanes
By: Gerardo Illanes
CFO

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